AH

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02019508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51666

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WH Stuart Mutuals Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Beaver Ruin Rd., Ste. 200
(No. and Street)

Norcross, GA 30093-2081
(City) (State) (Zip Code)

RECD S.E.C.
MAR 28 2002
588

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirk McMillan 678-380-6071
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore LLP.
(Name — *if individual, state last, first, middle name*)

235 Peachtree St. NE, Ste. 1800, Atlanta, GA 30303
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of

______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. STUART MUTUALS, LTD.

Financial Statements
and Supplemental Schedule

December 31, 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

MAR 28 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
W.H. Stuart Mutuals, Ltd.:

We have audited the accompanying balance sheet of W.H. Stuart Mutuals, Ltd. (the "Company") as of December 31, 2001, and the related statements of operations, shareholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Stuart Mutuals, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered significant recurring losses and negative cash flows from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 22, 2002

W.H. STUART MUTUALS, LTD.

Balance Sheet

December 31, 2001

Assets

Cash and cash equivalents	$ 14,054
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $6,032	4,156
Commissions receivable	54,645
Other assets	2,536
	$ 75,391

Liabilities and Shareholders' Deficit

Liabilities:	
Commissions payable	$ 40,925
Subordinated advance from shareholder	55,000
Total liabilities	95,925
Commitments	
Shareholders' deficit:	
Common stock of $.01 par value; 200 shares authorized; 198 shares issued and outstanding	2
Additional paid-in capital	431,276
Accumulated deficit	(451,812)
Total shareholders' deficit	(20,534)
	$ 75,391

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statement of Operations

For the Year Ended December 31, 2001

Operating income:	
Commissions	$ 1,496,691
Other income	1,132
Total operating income	1,497,823
Operating expenses:	
Commissions	1,276,132
Management fees paid to affiliate	180,800
Selling, general and administrative expenses	290,867
Total operating expenses	1,747,799
Net loss from operations	(249,976)
Income tax expense	59,853
Net loss	$ (309,829)

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statement of Shareholders' Deficit

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2001	$ 2	214,982	(141,983)	73,001
Capital contributions	-	216,294	-	216,294
Net loss	-	-	(309,829)	(309,829)
Balance at December 31, 2001	$ 2	431,276	(451,812)	(20,534)

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (309,829)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,771
Increase in commissions receivable	(14,875)
Increase in other assets	(2,161)
Increase in commissions payable	9,109
Decrease in deferred tax asset	59,853
Net cash used in operating activities	(255,132)
Cash flows from financing activities consisting of capital contributions	216,294
Net change in cash	(38,838)
Cash at beginning of period	52,892
Cash at end of period	$ 14,054

See accompanying notes to financial statements and independent accountants' report.

W.H. STUART MUTUALS, LTD.

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
W.H. Stuart Mutuals, Ltd. (the "Company") is a full service securities brokerage firm, which has been in business since 1998. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 41 states, and is registered with the NASD as W.H. Stuart Mutuals, Ltd., d/b/a W.H. Stuart & Associates. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers retail sales of mutual funds, variable annuities and variable life insurance policies through registered representatives.

Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable
Commissions represent the spread between buy and sell transactions processed and net fees charged to registered representatives on a transaction basis for buy and sell transactions processed. For variable life and annuity products, commissions are a set percentage of premiums paid by the policyholder. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the declining balance method over the estimated useful lives of the assets (five years).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

(2) **Related Party Transactions**
The Company is affiliated with W.H. Stuart Agencies, Inc. (the "Agency") and W.H. Stuart Mutuals, Ltd., of Canada through common ownership.

(2) **Related Party Transactions, continued**

The Company has a management agreement with the Agency whereby the Agency provides administrative, accounting and other personnel, as well as assists the Company in maintaining its appropriate licenses and registrations. The Agency is also responsible for payment of all expenses except for broker-dealer license fees, NASD fees and any other expenses relating to licensing or compliance. The Agency also provides office space, supplies and equipment that the Company requires in the ordinary course of its business. In return, the Company will pay the Agency a monthly management fee equal to 90% of its prior month's net income, which is calculated excluding the management fee and income taxes. Management fees may be reduced or waived for any month to ensure the Company's net capital does not fall below $30,000, and/or the aggregate indebtedness to net capital ratio does not exceed 1000%. During 2001, the Company paid $180,800 in management fees relating to this agreement.

All variable life and annuity products sold by the Company are submitted through the Agency, and the Company utilizes, free of charge, software developed by W.H. Stuart Mutuals, Ltd. of Canada to process commissions and produce commission statements.

(3) **Liquidity and Going Concern Considerations**

The Company incurred a net loss of $309,829, had negative cash flows from operations for the year ended December 31, 2001 of $255,132, and has accumulated a deficit of $451,812 as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management intends to raise additional capital through improved operations and the issuance of additional equity capital from affiliates. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4) **Liabilities Subordinated to the Claims of General Creditors**

At December 31, 2001, and for the year then ended, the Company had an advance payable to a shareholder for $55,000 that is subordinated to the claims of general creditors. The advance is non-interest bearing, and the maturity date was extended from September 2002 to September 2005 during 2001 with NASD approval.

(5) **Income Taxes**

The components of income tax expense (benefit) for the year ended December 31, 2001 are as follows:

Current	$ -
Deferred	(111,836)
Change in valuation allowance	171,689
	$ 59,853

The difference between income tax expense computed by applying the statutory federal income tax rate to loss before taxes for the year ended December 31, 2001 is due to the change in the valuation allowance on deferred tax assets.

At December 31, 2001, the Company has recorded a deferred tax asset in the amount of $171,689 relating to net operating loss carryforwards. Also as of December 31, 2001, the Company has recorded a valuation allowance in the amount of $171,689 due to the fact that it is more likely than not that the deferred tax asset will not be realized. The realization of this deferred tax asset is dependent on future taxable income.

At December 31, 2001, the Company had net operating loss carryforwards for tax purposes of approximately $452,000. These operating loss carryforwards will begin to expire in 2015 if not previously utilized.

(6) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $30,310, which was $5,310 in excess of its required net capital of $25,000 and the Company's net capital ratio was 1.35 to 1.

(7) **Commitments**

The Company leases its office space under an operating lease agreement. Total rent expense during 2001 was $44,854. Future minimum rental payments under this lease agreement are as follows:

2002	$ 45,685
2003	47,056
2004	48,467
2005	49,921
2006	38,501
	$ 229,630

The rental expense payable by the Company is subject to the terms of the management agreement discussed in Note 2 above.

SUPPLEMENTAL SCHEDULE

W.H. STUART MUTUALS, LTD.

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital:	
Total assets	$ 75,391
Total liabilities	95,925
Net liabilities	(20,534)
Non-allowable assets	(4,156)
Tentative net capital	(24,690)
Subordinated liability	55,000
Net capital	30,310
Minimum net capital	25,000
Excess net capital	$ 5,310
Aggregate indebtedness to net capital ratio:	
Aggregate indebtedness consisting of commissions payable, excluding subordinated liability	$ 40,925
Net capital	$ 30,310
Ratio	1.35 to 1
Reconciliation with the Company's computation (included in Part II of its FOCUS report as of December 31, 2001):	
Net capital, as reported in Part II FOCUS report	$ 39,750
Audit adjustments, net	(9,440)
Net capital per above	$ 30,310